September 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Re:	LQR House Inc. Registration Statement on Form S-3 File No. 333-282118 Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely as sales agent for the referenced offering pursuant to a prospectus supplement included in the Registration Statement (as defined below), hereby respectfully concurs in the request by LQR House Inc. (the “Company”) that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 4:30 p.m. Eastern Time on Friday, September 20, 2024 , or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”). Wainwright affirms that it is aware of its obligations under the Act as they pertain to the “at-the-market” offering pursuant to the Prospectus Supplement.

Very truly yours,

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer